Morrison Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T (312) 845-3484 warren@chapman.com

January 27, 2026

VIA EDGAR CORRESPONDENCE

Eileen Smiley
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Roundhill ETF Trust
File Nos. 333-273052; 811-23887

Dear Ms. Smiley:

This letter responds to your comments regarding the registration statement filed on Form N-1A for the Roundhill ETF Trust (the “Registrant” or the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on October 17, 2025 (the “Registration Statement”). The Registration Statement relates to Roundhill Box Spread ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement. References to the “Prior Correspondence Letter” refer to the initial correspondence letter filed with the Staff on January 15, 2026.

Comment 1 – Principal investment Strategies

The Staff refers to the Registrant’s Response to Comment 5, set forth in the Prior Correspondence Letter. Please provide a redline of the revised disclosure.

Response to Comment 1

The Registrant has updated the referenced disclosure as follows:

In holding synthetic positions created by the Box Spread that remain intact until maturity, the Fund seeks to prevent any part of the strategy from being closed out early due to early exercise of the option ~~so~~, increasing the likelihood that the Fund ~~can reliably~~will capture the intended payoff—the difference between the strike prices—without the risk of unexpected changes or disruptions before the expiration date.

Comment 2 – Principal investment Strategies

Please disclose that the Fund intends to trade portions of a Box Spread only under limited circumstances, including a description of the characteristics of such trades. Alternatively, if the Registrant does not believe that trading portions of a Box Spread would be misleading under Section 35(d) of the Investment Company Act of 1940 (“Section 35(d)”), please supplementally explain that position.

Response to Comment 2

The Fund is not expected to trade out of portions of a Box Spread under normal circumstances. However, the Registrant acknowledges that engaging in such trades could potentially call the Fund’s name into question under Section 35(d). Should the Fund’s trading practices change in the future, the Registrant will evaluate whether additional disclosure or a reconsideration of its name is required to comply with Section 35(d).

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren

cc:	Walter Draney, Esq., Chapman and Cutler LLP
Richard Coyle, Esq., Chapman and Cutler LLP

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